MorningStar Partners, L.P.

400 West 7th Street

Forth Worth, Texas 76102

November 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Irene Barberena-Meissner

Re:	MorningStar Partners, L.P.

Draft Registration Statement on Form S-1

Submitted September 26, 2022

CIK 0001559432

To the addressees set forth above:

This letter sets forth the responses of MorningStar Partners, L.P. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 12, 2022 (the “Comment Letter”) relating to the Draft Registration Statement on Form S-1 confidentially submitted on July 14, 2022, as amended by Amendment No. 1 confidentially submitted with the Commission on August 31, 2022 (“Amendment No. 1”) and by Amendment No. 2 confidentially submitted with the Commission on September 23, 2022 (“Amendment No. 2”) (collectively, the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, publicly filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Public Filing No. 1”) that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Public Filing No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Public Filing No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Public Filing No. 1.

Draft Registration Statement on Form S-1

Risk Factors

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of action, page 65.

1.

We note your response to prior comment 3, and re-issue such comment in part. Please clearly state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. In that regard, we note your disclosure that no unitholder can waive compliance with respect to “the partnership’s or such unitholder’s” compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 65, 66 and 193 of Public Filing No. 1.

Exhibits

2.

We have read your response to prior comment 10 and note the statement limiting the distribution to an exclusive audience has been removed from the reserve report filed as Exhibit 99.3 with Submission No. 3; however, the reserve report does not state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the Securities and Exchange Commission to comply with Item 1202(a)(8)(i) of Regulation S-K. Please obtain and file a revised reserve report.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see revised Exhibit 99.3 included with Public Filing No. 1.

* * *

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Michael Chambers of Latham & Watkins LLP, at (713) 546-7416 or Mollie Duckworth of the same firm at

(737) 910-7325.

Very truly yours,

MorningStar Partners, L.P.

By:	/s/ Brent W. Clum
Name: Brent W. Clum
Title: President of Business Operations and Chief Financial Officer

cc:	Michael Chambers, Latham & Watkins LLP

Mollie Duckworth, Latham & Watkins LLP